Form G-FIN (A)

04014896

RECEIVED 2004 DEC 29 PM 12:26 SEC / MR

RECEIVED 2005 JAN 18 AM 11:49 S.E.C. FINANCIAL MANAGEMENT

FR G-FIN
OMB No. 7100–0224
Average hours per response: 1.0
Approval expires March 31, 2007

OFFICIAL USE
11-371

Notice of Government Securities Broker or Government Securities Dealer Activities To Be Filed by a Financial Institution Under Section 15C(a)(1)(B) of the Securities Exchange Act of 1934

1. Check appropriate regulatory agency (ARA):

   A. ☑ Comptroller of the Currency
   B. ☐ Board of Governors of the Federal Reserve System
   C. ☐ Federal Deposit Insurance Corporation
   D. ☐ Office of Thrift Supervision
   E. ☐ Securities and Exchange Commission

2. Conducts business as:

   A. ☐ Government Securities Broker
   B. ☐ Government Securities Dealer
   C. ☑ Government Securities Broker and Dealer

3. Filing status of notice:

   A. ☐ Notice
   B. ☑ Amendment

RECEIVED OCT 8 2004 Treasury & Market Risk

4. A. Full name of the financial institution:

Southwest Bank of Texas, N.A.

B. Address of principal office of financial institution:

4400 Post Oak Parkway Houston, TX 77027

C. Address of principal office where government securities broker or government securities dealer activities will be conducted (if different from item (B)):

PROCESSED FEB 04 2005 THOMSON FINANCIAL

D. Mailing address if different from (B) or (C):

E. Name, title and telephone number of contact person with respect to this notice:

Name	Title	Telephone
Kelly O. Schmalhausen	SVP / SR. Compliance Officer	713 232 1451

5. Does financial institution conduct, or will it conduct, government securities broker or government securities dealer activities at any location other than given in Question 4 above? A. ☑ Yes B. ☐ No

(If yes, provide addresses and describe activities.)

SEE ATTACHED LISTING - BRANCH OFFICES

6. Furnish the name and title of each person who is directly engaged in the management, direction or supervision of any of the financial institution's government securities broker or government securities dealer activities:

Full Name see attached listing

Last	First	Middle	Title

Note: Attach a separate Form G-FIN-4 (or, if previously filed, a copy of Form MSD-4 or Form U-4) for each person named in item 6.

7. Has any "associated person" (see definition in paragraph A.7. of the instructions) responded "yes" to any question in Item 17 of Form G-FIN-4, or "yes" to one or more questions in Items 23 through 26 of Form MSD-4 or Item 22 on Form U-4?

A. ☐ Yes B. ☑ No

Note: The financial institution and the person executing this form are responsible for making an inquiry of all other employers of any associated person during the immediately preceding three years for the purpose of verifying the accuracy of the information furnished on Form G-FIN-4. (See 17 C.F.R. 400.4(c).) Similar requirements are applicable to Form MSD-4 and Form U-4.

8. **The financial institution submitting this notice and the person executing it represent that all of the information contained herein is true, current and complete.**

Please print name and title of person executing this notice:

First	Middle	Last	Title
KELLY	OWEN	SCHMALHAUSEN	SVP-SR. COMPLIANCE OFFICER

Manual Signature: Kelly O. Schmalhausen

Date: 08-19-04

Question 6.

Name	**Title**
Jenifer Drake Stepanik	Senior Vice President
Craig Martin Kercho	Vice President and Trading Manager
David Carruth Farries	Executive Vice President and Division Manager
Brian James Hays	Senior Vice President and Retail Investment Sales Mgr
Suzette Wells Jones	Senior Vice President and Retirement Svcs Manager
William Douglas Masterson	Vice President
Catherine Elizabeth Novak	Vice President- Brokerage Operations Manager
John Timothy Snider Jr	Vice President and Private Client Investments Manager
Kelly O. Schmalhausen	Senior Vice President, Senior Compliance Officer - Investments

SWBTSI Branches

Branch ID	Organization Applicant Name	Branch Office Address #1	City	State	Zip	Eff. Date
1	SWBT SECURITIES, INC.	4576 RESEARCH FOREST DRIVE	THE WOODLANDS	TX	77381	5/2/2002
2	SWBT SECURITIES, INC.	570 KINGWOOD DRIVE	KINGWOOD	TX	77339	12/9/2002
3	SWBT SECURITIES, INC.	3400 AVENUE H	ROSENBERG	TX	77471	5/2/2002
4	SWBT SECURITIES, INC.	1300 ROLLINGBROOK	BAYTOWN	TX	77521	5/2/2002
5	SWBT SECURITIES, INC.	12130 HEMPSTEAD HIGHWAY	HOUSTON	TX	77092	5/2/2002
6	SWBT SECURITIES, INC.	3901 REDBLUFF	PASADENA	TX	77503	5/2/2002
7	SWBT SECURITIES, INC.	13430 NORTHWEST FREEWAY	HOUSTON	TX	77040	7/9/2003
8	SWBT SECURITIES, INC.	1502 ELDRIDGE PARKWAY	HOUSTON	TX	77077	7/9/2003
9	SWBT SECURITIES, INC.	2000 SPRING CYPRESS ROAD	SPRING	TX	77388	7/9/2003
10	SWBT SECURITIES, INC.	5820 HIGHWAY 6	MISSOURI CITY	TX	77459	7/9/2003
11	SWBT SECURITIES, INC.	14965 SOUTHWEST FREEWAY	SUGAR LAND	TX	77478	7/9/2003
12	SWBT SECURITIES, INC.	1075 AUGUSTA	HOUSTON	TX	77057	7/9/2003
13	SWBT SECURITIES, INC.	4500 FAIRMONT PARKWAY	PASADENA	TX	77504	7/9/2003
14	SWBT SECURITIES, INC.	1308 LACY DRIVE	BAYTOWN	TX	77520	7/9/2003
16	SWBT SECURITIES, INC.	1100 LOUISIANA	HOUSTON	TX	77002	7/9/2003
17	SWBT SECURITIES, INC.	12 GREENWAY PLAZA, SUITE 102	HOUSTON	TX	77046	7/9/2003
18	SWBT SECURITIES, INC.	6602 FANNIN, SUITE 112	HOUSTON	TX	77030	7/9/2003
19	SWBT SECURITIES, INC.	899 FROSTWOOD	HOUSTON	TX	77025	7/9/2003
20	SWBT SECURITIES, INC.	1221 MCKINNEY PLACE	HOUSTON	TX	77010	7/9/2003

Branch ID	Organization Applicant Name	Branch Office Address #1	City	State	Zip	Eff. Date
21	SWBT SECURITIES, INC.	323 NORTH SAM HOUSTON PARKWAY EA	HOUSTON	TX	77060	7/9/2003
22	SWBT SECURITIES, INC.	3 GREENWAY PLAZA, SUITE C 118	HOUSTON	TX	77046	7/9/2003
23	SWBT SECURITIES, INC.	1330 WIRT ROAD	HOUSTON	TX	77055	7/9/2003
24	SWBT SECURITIES, INC.	23741 HIGHWAY 59 #2	PORTER	TX	77365	7/9/2003
25	SWBT SECURITIES, INC.	9191 NORTH LOOP EAST	HOUSTON	TX	77029	7/9/2003
26	SWBT SECURITIES, INC.	9212 HIGHWAY 60	EAST BERNARD	TX	77435	7/9/2003
27	SWBT SECURITIES, INC.	3328 SCHOOL STREET	NEEDVILLE	TX	77461	7/9/2003
28	SWBT SECURITIES, INC.	10881 BISSONNET ST.	HOUSTON	TX	77099	7/9/2003
29	SWBT SECURITIES, INC.	919 AVENUE C	KATY	TX	77493	7/9/2003
30	SWBT SECURITIES, INC.	1122 SAN JACINTO MALL	BAYTOWN	TX	77521	7/9/2003
31	SWBT SECURITIES, INC.	1401 FAIRMONT PARKWAY	LAPORTE	TX	77571	7/9/2003
32	SWBT SECURITIES, INC.	2222 SOUTH SHAVER	PASADENA	TX	77503	7/9/2003
33	SWBT SECURITIES, INC.	6550 BERTNER, SUITE 600	HOUSTON	TX	77030	7/9/2003
34	SWBT SECURITIES, INC.	2125 WEST DAVIS STREET	CONROE	TX	77304	2/5/2004
35	SWBT SECURITIES, INC.	711 LOUISIANA, SUITE 100	HOUSTON	TX	77002	4/1/2004
36	SWBT SECURITIES, INC.	303 EAST MAIN STREET	LEAGUE CITY	TX	77573	7/9/2004
37	SWBT SECURITIES, INC.	2401 TERMINI	DICKINSON	TX	77359	7/9/2004